EXHIBIT 99.1

TRX Gold Reports Q2 2023 Results Preview

Production growth quarter over quarter at Buckreef Gold

TORONTO, March 13, 2023 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX:TNX) (NYSE American:TRX) (the “Company” or “TRX Gold”) is pleased to announce preliminary Q2 2023 production of 5,636 ounces of gold, a new record for the Company and in line with previous production guidance of approximately 1,600 – 2,000 ounces of gold per month, as well as preliminary Q2 2023 sales of 5,504 ounces of gold.

The average market price for gold in Q2 2023 (December 2022 – February 2023) was approximately $1,853 per ounce.

Preliminary Q2 2023 gold production was higher than Q1 2023 reflecting the first full quarter of the 1,000+ tonne per day (tpd) processing plant operating at full design capacity following commercial production declaration in November 2022.

“Buckreef Gold’s production profile has been solid in Q2 and continues to prove that this is a project that can be grown incrementally with the advantages of lowered risk, minimal capital costs, little to no shareholder dilution and immediate cash flows. As mentioned in our last press release, we are currently working on yet another expansion, and foresee more growth within the next 12 months,” noted Stephen Mullowney, Chief Executive Officer of TRX Gold.

TRX Gold will provide additional discussion and analysis regarding its second quarter 2023 production and sales when the Company reports its quarterly results in early April 2023.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 ounces of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 ounces of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

For investor or shareholder inquiries, please contact:

Investors
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

The TSX and NYSE America have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.